
Jardines

Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat


03032305

10th September 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03 SEP 26 AM 7: 21

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transactions</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notifications have also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
James Watkins	Exercise of Options	10/09/2003	+ 60,000 (acquired)	US$6.105
	Sale of Shares	10/09/2003	- 60,000 (sold)	US$7.00

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary